UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2013 SkyCrest Dr. #4, Walnut Creek, CA 94595

(Full mailing address of principal executive offices)

(714) 308-3340

(Issuer’s telephone number, including area code)

Common Stock

Title of each class of securities issued pursuant to Regulation A

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “Traccom” refer to Traccom Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed April 28, 2021, as the same may be amended or supplemented from time to time.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. BUSINESS

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

Two of the three products, Traccom™ Basic Tracker and Traccom™ Medical Pro, have been fully tested and will be ready for production in the third quarter of 2022. The Traccom™ Pro Tracker is presently undergoing testing and evaluation, and we anticipate it will be ready for production at some point in 2023.

The Company and Telemetrix-RPM entered into a supply agreement on March 8, 2021 regarding the Traccom Medical Pro. Over the course of the past year, the companies have worked closely together successfully testing the product in a major U.S. hospital. Prior to accepting a purchase order from Telemetrix-RPM to move forward, the two companies could not agree to invoice payment terms. While the supply agreement with Telemetrix remains in place, we anticipate that at some point in the future we will be able to agree on terms for the purchase of units and receive an order on acceptable terms to date. We continue to evaluate opportunities with other customers who have expressed interest in the Traccom™ Medical Pro.

Left to Right: Medical Pro, Basic Tracker (consumer), Pro Tracker (logistics)

The Company’s business model consists of at least two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. A third potential significant revenue source will come from data mining from the three devices. In the case of data mining, all consumer privacy laws would be adhered to. The Company anticipates that it will begin to develop this revenue source in our second year.

The Traccom™ Medical Pro primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide the primary care provider (PCP) with an up-to-date real-time status of the patient's overall health.

In the healthcare industry, data dependence is increasing day-by-day. One of the most critical tasks in medical science is diagnosing or treating any disease of patients in a timely manner.

The Company’s primary source of working capital since inception has been loans from its management shareholders as well as $30,000 it raised on Indiegogo. Additionally, the Company has raised $40,757 to date through its sale of 14, 308 shares of common stock through its Regulation A+ offering.

There have been no management salaries paid out nor any significant operating costs. The primary operating expenses to date have been for development and consulting fees related to product development.

In 2020, the Company had an operating loss of $105,456 and in 2021, the Company had an operating loss of $136,228. We anticipate that the Company’s first revenue purchase order will not be invoiced until the fourth quarter of 2022.

On March 10, 2021, we entered into a Master Referral, Commission, and Compensation Agreement (“Compensation Agreement”) with Maverick Technology Group, LLC (“Maverick”).  Pursuant to this Compensation Agreement, we will pay referral fees to Maverick for referring potential Customer sales opportunities to the Company in an amount to be determined if a potential Customer sales opportunity becomes our customer.  Telemetrix was referred to us by Maverick, and in exchange for such referral, we agreed to pay Maverick twenty-five (25%) of the gross income derived from monthly recurring revenue fees from Telemetrix.  We terminated the Compensation Agreement with Maverick on March 24, 2022.

On March 16, 2021, the Board and Shareholders adopted the Traccom Inc 2021 Incentive Stock Plan (the “Plan”) to retain directors, executives, selected employees and consultants and reward them for making major contributions to the success of the Company.  The Plan is intended to further align the interest of officers and directors with the interests of Traccom Shareholders.  The Plan authorizes the issuance of delivery to participants of up to 600,000 shares of Traccom common stock.  The Plan is administered and interpreted by the Board.  The Plan was effective upon approval by Traccom Shareholders by unanimous written consent.  The Plan will terminate on the day immediately preceding the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board with Traccom’s shareholders’ approval.

The Company entered into a stock option agreement with Robert Goldstein, a Director of the Company, on July 27, 2021, pursuant to which we granted Mr. Goldstein an option to purchase 200,000 shares of our common stock at an exercise price of $2.85 per share (“Option”).  This corporate action was approved by the Board of Directors. The Option shall become exercisable during the term that Mr. Goldstein serves as a Director of the Company in three (3) equal annual installments of thirty-three and one-third percent (33-1/3%) of the shares of common stock covered by the Option, the first installment to be exercisable on the first anniversary of the date of the Option, with an additional thirty-three and one-third percent (33-1/3%) of such shares of common stock becoming exercisable on each of the two (2) successive anniversary dates. If Mr. Goldstein ceases to be a Director of the Company, no further installments shall vest.

The Company was previously in negotiations and product testing with the Drug Enforcement Agency for its Traccom Basic Tracking device. However, the Company has discontinued these negotiations.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware company focused on the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

Two of the three products, Traccom™ Basic Tracker and Traccom™ Medical Pro, have been fully tested and will be ready for production in the third quarter of 2022. The Traccom™ Pro Tracker is presently undergoing testing and evaluation, and we anticipate it will be ready for production at some point in 2023.

The Company’s business model consists of at least two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. We anticipate that the revenue contribution of service revenue increases from 30% in its first year of operation to 71% in its fifth year of operation. A third potential significant revenue source will come from data mining from the three devices. The Traccom™ Medical Pro primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide the PCP with an up-to-date real-time status of the patient's overall health.

In the healthcare industry, data dependence is increasing day-by-day. One of the most critical tasks in medical science is diagnosing or treating any disease of patients in a timely manner.

Besides, electronic patient data can be utilized to reduce the cost incurred during treatment and improve the treatment's efficiency.

Data collected by the Traccom™ Medical Pro is HIPAA compliant by two unique factors.  First, the biometric date (i.e., individual patient data) is transported from the customer premises and maintains full 128-bit encryption to our carrier’s data core where the data is then transferred to the patient portal through a HL-7 interface. This means that the individual patient’s biometric data is never exposed to the internet.  The data is always a direct connect from the patient’s premises to the patient’s portal.  Second, Traccom is only exposed to a randomly generated number for data destination reference.  Therefore, Traccom is never exposed to the name of the patient’s doctor or address.  Finally, in accordance with HIPAA, Traccom does not cache or retain any patient biometric data.

It is well to note that the patient for the Traccom™ Medical Pro does provide for the use general data (i.e., not patient-specific) to mine and analyze data that is then expose to an artificial intelligence algorithm to perform functions that include but is not limited to the following categories:

•Diagnosis and prediction of diseases

•Better treatment techniques

•Effective treatments

•Better quality services provided to patients

•Infection control

•Identifying high-risk patients

•Reduction of insurance fraud and abuse

•Proper physician practice resource management

Relative to the airline industry, the Company believes that airlines would greatly value data showing them where, with whom and when their passengers are flying on different airlines.

In the case of data mining, all consumer privacy laws would be adhered to. The Company anticipates it will begin to develop this revenue in its second year of operation.

The Company’s primary source of working capital since inception has been loans from its management shareholders as well as $30,000 it raised on Indiegogo. Additionally, the Company has raised $40,757 to date through its sale of 14, 308 shares of common stock through its Regulation A+ offering.

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. The coronavirus may cause us to have to reduce operations as a result of various lock-down procedures enacted by the local, state or federal government, which could restrict our ability to conduct our business operations. The coronavirus may also cause a decrease in spending on the types of products that we plan to offer, as a result of the economic turmoil resulting from the spread of the coronavirus and thereby having a negative effect on our ability to generate revenue from the sales of our products. The continued coronavirus outbreak may also restrict our ability to raise funding when needed and may also cause an overall decline in the economy as a whole. The specific and actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, if the spread of the coronavirus continues, it may cause an overall decline in the economy as a whole and also may materially harm our Company.  In addition, the continued spread of COVID-19 could disrupt our supply chain and the manufacture or shipment of our products, and other related activities, which could have a material adverse effect on our business, financial condition and results of operations. COVID-19 has also had an adverse impact on global economic conditions which could impair our ability to raise capital when needed.

The COVID-19 environment in which the Company will need to continue to adapt to has both challenges and opportunities. The obvious challenge is for the Traccom™ Basic tracking device designed to track airline checked-in luggage. Airline travel domestically and internationally have not yet rebounded to pre-pandemic levels, and there is no guarantee that this will occur.   On the opportunity side with airlines is that this industry is looking for new and different incentives for its 450 million frequent flyers members. The Traccom™ Basic will be marketed and positioned as the perfect incentive to offer to frequent flyer members. The Traccom™ Pro, with its temperature and shock sensors, will be marketed to carriers that will be involved in transporting the COVID-19 vaccine which requires extreme low temperatures in transit. Finally, the Traccom™ Medical Pro will address the increase in the number of in-home monitoring of patients who are stricken with the virus and need the remote monitoring as well as the elderly who have not contracted the virus, but where the monitoring is equally critical.

Recent Developments

OTC Pink

Our common stock has been quoted on the OTC Pink Current Tier of OTC Markets under the symbol, “TRCC” since February 7, 2022.  There is no data available for the last reported sale price of our common stock.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	our ability to obtain funding required for the production of initial inventory as well as our operations;

●	the rate of progress and cost of development activities;

●	willingness of healthcare providers to prescribe our device and the fees charged by them to do so; and

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate.

Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development of new products. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from this Offering, to use funds raised to commence operations, and as of the date of this Form 1-K we have begun selling the Traccom™ Medical Pro device. All our operations to date have been developing our business plan, developing our product line and analysis the specific need of our targeted customers for these products. Accordingly, we have not experienced any recognizable trends in the last fiscal year.

Regulatory Matters

Our products must maintain compliance with the Federal Aviation Administration and similar government authorities in any international markets, however, our products need only two redundant ways to turn on and off in flight, and our products have three ways. Additionally, we will apply to and seek approval from the Federal Communications Commission and the European equivalent, because, to sell medical devices in the European Union, a product must apply for and obtain a CE Marking. We believe we will obtain any such approval or compliance.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Results of Operations

Revenues.

The Company had revenue of $26,760 as of December 31, 2021 compared to revenue of $0 as of December 31, 2020. The primary reason for the increase in revenue was due to the fact that the Company provided consulting services to a third party company.

Cost of revenues.

The Company cost of revenues was $7,427 as of December 31, 2021 compared to cost of revenues of $0 as of December 31, 2020.

Gross profit and gross margin.

The Company’s gross profit and gross margin were $19,333 and 72.7% as of December 31, 2021, respectively, compared to gross profit and gross margin of $0 and 0% as of December 31, 2020, respectively.

Sales, general and administrative expenses.

The Company had sales, general and administrative expenses of $151,285 and $103,592 as of December 31, 2021 and 2020, respectively. Sales, general and administrative expenses consisted primarily of stock based compensation, salaries and wages, professional fees, sales and marketing expenses and general and administrative expenses.

Research and development expenses.

The Company had research and development expenses of $15,136 and $0 as of December 31, 2021 and 2020, respectively. Research and development expenses consist primarily of services and costs related to the development of our devices.

Net loss.

The Company had a net loss of $136,228 and $105,457 as of December 31, 2021 and 2020, respectively. The increase in net loss was primarily a result of increased research and development activities.

Liquidity and Capital Resources

We have not generated any revenue from operations to date. Our sources of cash have historically included private placements of our securities and equity crowd funding. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs. We intend to fund our operations through capital raised from investors in the near term.

Net cash used in operating activities was $64,550.

Net cash used in investing activities was $853.

Net cash provided by financing activities was $79,161.

Regulation A Offering

We launched a Regulation A offering on May 14, 2021. To date, 14,308 shares of common stock were sold to 34 investors for the price of $2.85 per share. For the twelve months ended December 31, 2021, the amount raised pursuant to the Regulation A offering totaled $40,479, which we have used for working capital.

Capital Expenditures

The Company had no capital expenditures for the years ended December 31, 2021 and 2020.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

ITEM 3. DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Age	Cash Compensation	Other Compensation	Total Compensation
Joseph Morgan*	71	$0.00	$0.00	$0.00
Harry Steck*	75	$0.00	$0.00	$0.00
Robert Goldstein*	63	$0.00	$0.00	$0.00

*After raising at least $500,000 from offering proceeds or the execution of the first purchase order for the Traccom™ Medical Pro device, Management salaries will be activated for its three management positions: Chairman at $85,000 annually, President / CEO at $85,000 annually and Executive Vice President at $150,000 annually. Each of the directors and officers named above shall hold his office until it is subject to renomination by the board of directors, following the next annual meeting of the Company’s stockholders in 2022.

Joseph Morgan. Joseph Morgan began his business career in 1968 as Assistant Chief Engineer at WDEF Television, the CBS affiliate in Chattanooga, Tennessee. He remained in that position until 1972 and took the facility’s local origination capabilities from black & white to color and implemented a complete switcher modification to accommodate state-of-the-art, at the time, special effects. In 1972, Joseph joined International Video Corporation, a California company, as a Field Service Engineer. He then transitioned in the role of Sales Engineer and attained the highest sales in a single year, more than any other Sales Engineer, worldwide.

In 1976, Joseph formed Video Masters, Inc., a video production company. This company was very successful with a client list such as NASA, IBM, Delta Airlines, Disney, General Motors, Ford, Sears, AT&T, BellSouth, Syniverse, US Government, GTE/Verizon, NBC, CBS, ABC in the U.S. and international clients from Korea, India, Canada, England.

After selling Video Masters in 1988, Joseph retreated to a “Consulting” role for 4 years. Then in 1992, Joseph started another entrepreneurial venture, outside of broadcast video production, into prepaid cellular services. USA Telecommunications Inc. was the anthesis of Joseph’s focus on the value and importance of Intellectual Property. Joseph was granted his first U.S. Patent and sold that company to AT&T in 1999. Although Joseph became Vice President of Wireless Research and Development for AT&T, personal restrictions were placed on Joseph regarding intellectual property by AT&T, which encouraged Joseph to continue his entrepreneurial pursuits.

Joseph purchased a cellular license in 2000 and started deploying cellular-based technologies and his focus on intellectual property, yielded 23 additional Patent Filings that span a plethora of unique functionalities for the wireless industry including; using the signaling protocols for CDMA and/or GSM that facilitate prepaid wireless telephony services, seamless SIP signaling integration, measured services, Wi-Fi Offload Services, nSIM© Services (IMSI pooling to reduce international roaming charges), eSIM solutions, SIMLESS solutions, flight aware asset tracking technologies, Proprietary Machine to Machine communications, credit card clearing, electronic coupon distribution, database integrations from certain applications from various end-user wireless devices and a method for ubiquitous cash collection with real-time balance transfer applications.

In 2012, Joseph created a unique cellular based tracking Device called Trakdot™ that enables unlimited tracking worldwide for approximately $1 /month. This product was offered by Globatrac in 2013, during which time Joseph was the CTO and Harry Steck was the President, CEO.

In 2014, Joseph created Midwest Network Solutions, LLC, from which he provided patented cutting-edge cellular solutions as well as ubiquitous roaming services all over the world.

In 2018, Joseph and Harry reunited to create Traccom to serve the global tracking and logistics market. Joseph currently serves as Chairman and CTO of Traccom.

Joseph holds an Associate of Engineering degree from Chattanooga State Community College and currently resides in Jefferson, GA with his wife, Sonja, of 33 years. He enjoys photography, computer science and audio and video production.

Harry Steck. From 1965 to 1982, Harry Steck work with JCPenney, holding senior buying and marketing positions in its drug store division, Thrift Drug Company. From 1982 to 1985, Harry held SVP of Merchandising positions with Fays Drug and Gray Drug. In 1985, Harry was recruited to Sara Lee as VP of Merchandising in its Hanes Hosiery division, based in Winston-Salem, NC. For seven years, he oversaw marketing and distribution operations. In 1992, the Rank Corporation, a public company based in London, UK, recruited him as President / CEO of its U.S. based Rank Retail America division. Harry held this position through 1996, at which time he led a board-approved divestiture of Rank Retail America. In 1996, Harry joined GT Interactive Software, based in New York City, as SVP to lead its OTC public offering. Upon a successful offering, he stayed with the company for four additional years.

From 2000 to 2006, Harry elected to step back from his business career as he and his wife decided to focus on raising their three children.

In 2006, Harry was recruited by Itochu, a Tokyo based public company for the position of President / CEO of its Master Halco division, a specialty steel producer based in Los Angeles. In 2009, Harry resigned from Master Halco.

After a second attempt at retirement, Harry was selected by a Lebanese investor group in 2013 to oversee a Los Angeles based technology startup company. In this role, Harry collaborated with Joseph Morgan, its CTO, to create and launch Trakdot™ the first ever successful tracking device to be used for airline checked in luggage. In 2018, Harry and Joseph established Traccom Inc. to create the successor product to Trakdot™. Harry currently serves as President and CEO of Traccom. Harry also oversees the financial operations of VinGardeValise, Inc., a New Mexico based specialty luggage manufacturer, and serves on its Board of Directors.

Harry is a graduate of the University of Pittsburgh where he holds an MBA and completed post graduate programs at Harvard and IMEDE (University of Lausanne, Switzerland). He currently resides in Los Angeles with his wife of 51 years, Nancy. He enjoys reading, riding the stationary bicycle and taking Viking river cruises.

Robert Goldstein. Robert Goldstein began his professional career in 1979. Mr. Goldstein is a Senior Executive of Information Technology with demonstrated expertise in system design, implementation, agile methodologies, information security, predictive analytics, infrastructure design, and business transformation. Robert is a trusted advisor on technology-related matters with a focus on healthcare a visionary and innovative leader who builds and develops high-performing teams and delivers cost-effective solutions that drive company performance and profitability.

From 1979 to 1996, Robert focused his professional career on developing systems for the Health Care market. Robert worked at Health Information Systems, Mount Sinai Medical Center, St Lukes Roosevelt Medical Center, and National Healthtech. Robert quickly moved up the corporate ladder, starting initially as a programmer and achieving the position of Director of Information Technology

From 1996 to 2011, Robert began a new chapter in his career, moving from Healthcare to Manufacturing and Distribution. During this time, Robert worked for Amcor Sunclipse, Balboa Instruments, and Master Halco, where he held the position of Vice President/Senior Vice President

After leaving Master Halco in 2011, Robert decided to return to the Healthcare Industry. Robert was recruited by MedAssets to turnaround an underperforming division, Distribution Support Systems, ultimately returning the division to profitability. In 2018, after the Distribution Support Systems was sold, Robert was hired by Votum Technology Group, servicing healthcare customers focusing on Artificial Intelligence and Robotic Process Automation. Robert currently serves as Executive Vice President of Traccom.

Robert is a graduate of SUNY, Empire State College, New York. Robert holds a BS in Information Systems. Robert currently resides in McKinney, TX, with his wife of 27 years, Roberta. Robert enjoys reading, movies, hiking, and bicycle riding in the great outdoors. Robert loves spending time with his grandchildren, who also reside in McKinney, TX.

Family Relationships

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

•been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

•had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Corporate Governance

Our board of directors currently consists of three members, Robert Goldstein, Harry Steck and Joseph Morgan. We currently do not have standing audit, nominating or compensation committees. Our entire board of directors handles the functions that would otherwise be handled by each of the committees.

Employment Agreements

The Company does not currently have any employment agreements in place.

Director Compensation

During 2021, our non-executive director did not receive any cash or equity compensation for serving as a director.

Outstanding Options

As of December 31, 2021, under our 2021 equity incentive plan we had granted options to certain of our advisors to acquire an aggregate of 200,000 shares of our common stock.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of April 20, 2022 (i) by each of our executive officers and directors who beneficially owns more than 10% of any class of our voting securities; (ii) by all of our executive officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting securities. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at P.O. Box 8906, 4774 Park Granada, Suite 10, Calabasas, CA 91372.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (1)	Amount and nature of beneficial ownership acquirable (1)	Percent of Class
Common Stock	Joseph Morgan	2,140,000	0	63.5%
Common Stock	Harry Steck	700,000	0	20.8%
Common Stock	Armand Marino	480,000	0	12.5%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares. For each beneficial owner above, any securities acquirable within 60 days have been included in the denominator in accordance with SEC Rule 13d-3(d)(1).

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2020 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Other than as disclosed herein, none of the members of the Board, the Company’s executive officers, or other affiliates have or will be involved in a material company transaction as of the date of this Form 1-K.

Joseph Morgan, Chairman and CTO of Traccom Inc., and Armand Marino, along with a third-party, are the owners of MNS Hub, the exclusive provider of connectivity service to Traccom Inc. Over time, we project that MNS Hub will be one of the largest suppliers to our Company, reaching $19.4 million in our fifth year of operation. However, Traccom Inc., Armand Marino, Joseph Morgan and/or MNS Hub have not entered into any such agreements.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2021, but was not reported.

ITEM 7. FINANCIAL STATEMENTS

TRACCOM INC.

FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of TRACCOM INC.

I have audited the accompanying financial statements of TRACCOM INC. (the “Company”), which comprise the Balance Sheet as of December 31, 2021, the related Profit & Loss Statement, the related Statement of Cashflows, and the related Statement of Shareholders Equity for the 12-month period then ended, and the related notes to the financial statements.

Opinion

In my opinion, the financial statements and the related notes to the financial statements, referred to above present fairly, in all material respects, the financial position of TRACCOM INC. as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

/s/ Omar Alnuaimi, CPA Naperville, IL

April 11, 2022

TRACCOM INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS	12/31/21	12/31/20*
CURRENT ASSETS
Cash and Cash Equivalents	$ 15,919	$ 2,161
Inventory	8,012	-
Accounts Receivable	4,003	-
TOTAL CURRENT ASSETS	27,934	2,161
NON‐CURRENT ASSETS
Fixed Assets - Furniture & Equipment	2,458	1,605
Less: Accumulated Depreciation	(1,816)	(642)
Fixed Assets - Equipment (net)	642	963
Capitalized Software	125,000	125,000
Loans Due From Shareholders	-	2,378
TOTAL NON-CURRENT ASSETS	126,284	128,341

TOTAL ASSETS	154,218	130,502

LIABILITIES AND OWNER'S EQUITY
CURRENT LIABILITIES
Accounts Payable	65,439	-
Short Term Loan	50,000	-
Company Credit Card	19,356	14,010
Other Current Liabilities	-	100,000
Deferred Revenue	29,032	29,032
Customer Deposit	10,000	-
TOTAL CURRENT LIABILITIES	173,827	143,042
NON‐CURRENT LIABILITIES
Loans Due to Shareholders	187,099	105,964
TOTAL NON‐CURRENT LIABILITIES	187,099	105,964

TOTAL LIABILITIES	360,926	249,006
OWNER'S EQUITY
Common Stock ($0.00025 par value,	964	960
3,854,203 shares issued and outstanding)
Common Stock - APIC	49,440	1,418
Retained Earnings (Deficit)	(257,111)	(120,883)
TOTAL SHAREHOLDERS' EQUITY	(206,707)	(118,505)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 154,218	$ 130,502

* for comparative purposes only
See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
Revenue
Consulting Services	$ 23,340	$ -
Sales - Devices	3,420	-
Total Revenue	26,760	-
Cost of Sales	7,427	-
Gross Profit	19,333	-

Operating Expense
Legal & Professional Fees	60,431	92,784
Dues, Subscriptions, Filing Fee	34,192	5,325
Public Offering Expenses	20,362	-
Product Development	15,136	-
Freight and Shipping Costs	9,847	238
Supplies Expense	4,320	256
Office Expense	3,411	-
Travel Expense	2,856	4,641
Other Expense	728	348
Total Operating Expenses	151,283	103,592

Net Income From Operations	(131,950)	(103,592)

Other Income (Expense)
Deprecation Expense	(1,174)	(321)
Interest Expense	(3,104)	(1,544)

Net Income Before Provision for Income Tax	(136,228)	(105,457)

Provision for Income Taxes	-

Net Income (Loss)	$ (136,228)	$ (105,457)

Earnings (loss) per Share	$ (0.0353)	$ (0.0275)

* for comparative purposes only
See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
OPERATING ACTIVITIES
Net Income	$ (136,228)	$ (105,457)
Non-Cash Adjustments
Changes in Inventory	(8,012)	-
Changes in Accounts Receivable	(4,003)	-
Changes in Company Credit Card	5,346	14,248
Changes in Accumulated Deprecation/Amortization	1,174	321
Changes in Customer Deposit	10,000	-
Changes in Accounts Payable	65,439	(5,244)
Other Non-Cash Adjustments	1,734	5,954

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(64,550)	(90,178)

INVESTING ACTIVITIES
Fixed Assets - Furniture & Equipment	(853)	(125,000)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(853)	(125,000)

FINANCING ACTIVITIES
Capital Contributions	48,026	-
Short Term Borrowings	50,000	100,000
Loans Due to Shareholders	(18,865)	98,492

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	79,161	198,492

NET INCREASE (DECREASE) IN CASH	13,758	(16,686)
CASH AT BEGINNING OF PERIOD	2,161	18,847
CASH AT END OF PERIOD	$ 15,919	$ 2,161

* for comparative purposes only
See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019*	$ (13,048)	$ -	$ (13,048)
Net Income for the period ending December 31, 2020*	-	(105,457)	(105,457)
Equity Contributions (Distributions)*	-	-	-
Balance, December 31, 2020*	$ (13,048)	$ (105,457)	$ (118,505)

Balance, December 31, 2020	$ (118,505)	$ -	$ (118,505)
Net Income for the period ending December 31, 2021	-	(136,228)	(136,228)
Equity Contributions (Distributions)	-	48,026	48,026
Balance, December 31, 2021	$ (118,505)	(88,202)	(206,707)

* for comparative purposes only
See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

TRACCOM INC. (the “Company”) is a Delaware corporation formed on November 5, 2018. The Company is engaged in the design, manufacturing, marketing, and selling of high-quality, advanced technology, low-cost tracking, and monitoring devices for consumer and commercial use. The Company has developed three primary devices for sale/use, all under the trademark known as “Traccom™”. These products are known as Traccom™ Basic, Traccom™ Pro, and Traccom™ Medical Pro.

Traccom™ Basic is designed to facilitate consumer passenger airline luggage tracking. Each year, approximately four billion units of passenger luggage are checked into worldwide airline flights. Approximately 25 million units of luggage are mishandled or never arrive at their destination. Traccom™ Basic addresses this issue by alerting the luggage owner immediately upon the landing of their flight.

This alert is delivered via a direct SMS message and/or email. To the company’s knowledge, this device is the only device compliant with airline requirements to have redundant methods for powering off in- flight.

Traccom™ Pro applies the same concept, however it is intended to address the Common Carrier Services industry. Each year, approximately twenty-seven billion shipments occur globally via various modes of transportation (airline freight, cargo ships, etc.). Global distribution companies, insurance companies, and individual consumers alike will enjoy the benefits of Traccom™ Pro as the product will allow them to monitor real-time temperature, humidity, shock, etc. of their cargo while in transit.

Traccom™ Medical Pro is designed to serve the healthcare industry by providing real-time monitoring of individuals with chronic or serious health conditions, commonly known as Remote Patient Monitoring among healthcare professionals. The device addresses the need to provide daily monitoring of a patient that displays health risks, whether from age, chronic illnesses, surgery or injury related issues. It also addresses the need for daily medical overview and monitoring, as well as alerting of additional health risks that are driven by patient non-compliance of physician instructions. The device aims to offer real- time monitoring of persons with such health conditions and others in a manner compliant with the Health Insurance Portability and Accountability Act (HIPAA). Patient data points tracked would include blood pressure, oxygen / pulse, weight, glucose, temperature and spirometer. Traccom™ Medical Pro is especially attractive to patients’ PCPs. The devices provides the PCP the ability to maintain a higher patient count without a linear increase in nursing staff or physician time, it provides a higher quality of daily health monitoring and subsequent care, and it reduces trips to the emergency room by identifying health issues before the issues cause a health emergency. While this device is meant to be administered by a PCP, it can be used recreationally by anyone, or by a HMO or Insurance Company, using the device’s default algorithm / recommended settings, as driven by the Key Health Indicator questionnaire.

The Company’s operating model will consist of two revenue streams: (1) The first revenue stream will be the fixed sales price of the initial deployment of a device / activation. (2) The second revenue stream consists of the recurring annual subscription fee of the device. The Company has also identified a third potential significant revenue source which will be derived from data mining from the three devices.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method, which is the method used by the Company. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2021, no impairment loss has been recognized for long-lived assets.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company measures certain assets and liabilities at fair value. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Deferred Revenue

Deferred revenue consists of prepayments by the Company’s customers for products sold. During 2020 and 2019, the company received prepayments of products totaling $4,742 and $24,290, respectively. These prepayments were executed via a crowdfunding campaign facilitated by the ‘Indiegogo’ organization. The terms of the crowdfunding campaign allow The Company collect prepayments for products from customers at the time of sale, however delivery of these products will occur when manufacturing of distribution of the products become available. Deferred revenue that will be recognized upon shipment of the products sold.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Capitalized Software

This balance represents the engineering costs of software, firmware design, and development related to the circuit board built into the products. This software is proprietary and the company intends to patent this design.

The Company accounts for these costs in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing. Upon implementation of the software, the Company will begin deprecating/amortizing the capitalized software account. As of December 31, 2021, the software has not been implemented/launched.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2021, assessment of recoverability of development costs has resulted in no impairment related write- off/expense.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General & Administrative

General and administrative expenses include personnel-related expenses incurred to support the Company, including legal, finance, compliance, human resources, customer support, executive, and other support operations. These costs also include software subscriptions for support services, facilities and, and other general overhead. General and administrative costs are expensed as incurred.

Loans Due to Shareholders

Balances includes company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. In both instances, the agreement dictates a 0% interest rate and repayment will commence upon the generation of positive operating cashflows.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00025 par value per share. As of December 31, 2021, 3,854,203 shares have been issued and are outstanding.

NOTE D – SHORT TERM LOAN

On July 16, 2021, the Company executed a short-term loan in the amount of $50,000, bearing a 0% interest rate, and due in full on July 16, 2022. Terms dictate this loan is secured by a first priority security interest in all of the tangible and intangible property of the Company and will be paid first prior to any existing shareholder loans as of July 16, 2021 being paid.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE F – GOING CONCERN

The Company has a very limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local, a worsening or prolonging of the pandemic, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern.

NOTE G – SUBSEQUENT EVENTS

Common Stock

Effective March 3, 2022, The Company issued an additional 105 shares of common stock and an additional 351 shares of common stock on April 6, 2022.

Management has evaluated subsequent events through April 11, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022	Traccom Inc.

/s/ Harry Steck
	Name:	Harry Steck
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Joseph Morgan	Director	April 29, 2022
Joseph Morgan

/s/ Robert Goldstein	Director	April 29, 2022
Robert Goldstein